Q1 March 31, 2004

Report to Shareholders

We began 2004 positioned to make it the best year in our company's history and we are off to a positive start. In the midst of an industry that shows no signs of slowing its growth all over the world, we continue to refine our products in response to market demands, add new customers who create new revenue streams and improve our operational and financial strength. As you may recall from the announcement of our financial results for 2003, to be more comparable to the majority of our industry, we switched our financial reporting to US GAAP as of December 31, 2003. Starting with the results for the first quarter of this year all of our financial disclosures and reporting, including the monetary amounts discussed in this letter and the attached reports, will be in US dollars, unless noted otherwise. Total revenues for this year's first quarter increased 21 percent to $3.0 million, up from $2.5 million in the first quarter of 2003 and revenues from our primary business, Zi Technology, grew 23 percent over the 2003 first quarter to $3.0 million. Operating income in the Zi Technology unit rose 189 percent to $706,000 compared to $244,000 in the 2003 first quarter.

Our revenue in this year's first quarter followed the often seen pattern of a seasonally stronger fourth quarter, where revenue levels can be impacted by a variety of year-end industry and seasonal catalysts. The year-over-year increase in revenue for the 2004 first quarter reflects continued strong demand for our products and points out the strides we are making in our initiatives to increase market share.

Cash flow applied to operations was $413,000 in the first quarter of this year, which included the $750,000 of cash we used to make the final scheduled installment under the settlement agreement with AOL Time Warner ("AOL"). Excluding the final payment to AOL, operating cash flow in this year's first quarter would have been $337,000.

Our base of royalty paying customers increased 43 percent in the quarter to 43, up from 30 in the prior year period. During the quarter, 86 new handset models embedded with eZiText® were released into the market, bringing the total to 482 compared to 249 at the close of the year-earlier period.

We believe these numbers will continue to grow throughout the year for several reasons. First, the wireless telecom industry continues its extraordinary expansion around the world and particularly in China, the world's single largest wireless market. By the end of the quarter, the wireless subscriber count in China outnumbered the total number of fixed-line subscribers. We continued our penetration of China during the first quarter by developing deeper relationships with existing customers who released increasing phone models embedded with our technology and by adding new licensees, such as Putian Youtong, a subsidiary of China Putian Corp., the largest electronic communications company in China, to our list of Chinese customers.

Second, in markets where we have a growing customer base, such as Western Europe and the US, a high handset replacement rate continues to expand the wireless industry. Third, the industry is expanding into new, emerging markets in places such as Eastern Europe, Southeast Asia, India and Latin America where the demand is high for technology that localizes handsets with predictive text languages. Thanks to our partnering business philosophy, we continue to collaborate with customers and will launch an additional 10 languages by the end of the year to address their language requirements for emerging markets.

One of the ways we are positioning ourselves to capture a large share of the industry's growth is by focusing on expanding our customer base with ODMs (original design manufacturers), a key industry group that analysts predict will in the long run account for 50 percent of all handsets manufactured. The center of the ODM industry is Asia and during the first four months of this year we added five new Asian ODMs as licensees (four in Korea, one in Hong Kong). All of these new ODMs have plans for product launches in China with our Chinese product embedded, and they are also focusing on emerging markets with the licensing of a combined total of 16 languages for wireless markets in Korea, India, Vietnam, Indonesia, Western Europe, Russia and other Eastern European countries.

Finally, we are not only winning key customers, but we are attracting the interest of an increasing number of our industry's top tier players who are pre-integrating our predictive text technology into their platform software products. These integrations help manufacturers cut their time-to-market for new products and dramatically reduce implementation costs. We worked with Microsoft Corporation to develop a new software designed to enable our eZiText and eZiTap™ technologies to work seamlessly with the Microsoft Windows Mobile software for Smartphones. The new solution has been employed by Sierra Wireless as part of its new line of Voq™ Professional Phones. And we have completed integration work with one of the top chipset solutions providers, Infineon Technologies, through their subsidiary Comneon. Comneon has pre-integrated eZiText with their APOXI Development Suite. Thanks to our successes during the quarter, we believe we are developing considerable momentum that we can sustain throughout the year. The market is increasingly realizing the value of our features, the quality of our technologies and our strong commitment to customer support. We want to thank all of our employees for their hard work and dedication and we look forward to sharing with you the progress we make in the months to come.

May 12, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of financial condition and results of operations for the three month period ended March 31, 2004, should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to the Company's unaudited interim consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and reconciled to Canadian generally accepted accounting principles ("Canadian GAAP"). The reconciliation is set out in note 11, to the unaudited interim consolidated financial statements. All financial information herein is presented in United States dollars, except per share data, and except as otherwise indicated. Readers are also encouraged to read the Company's 2003 annual report which contain financial statements and notes thereto. Historically, the primary consolidated financial statements of Zi Corporation (the "Company" or "Zi") have been prepared in accordance with Canadian GAAP and in Canadian dollars with an annual reconciliation of the Company's financial position and results of operations as calculated using US GAAP. In order to provide information on a more comparable basis with its industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are in the United States, effective December 31, 2003, the Company initiated reporting its financial position, results of operation and cash flows under US GAAP in its consolidated financial statements and effective March 31, 2004 initiated reporting in US dollars, with comparative periods restated to US GAAP and US dollars. As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company reestablished the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders' equity as at March 31, 2004 and December 31, 2003. In addition, costs of start-up activities and organizational costs are expensed as incurred under US GAAP. Previously capitalized start-up costs recorded in 1999, related to the start-up of Beijing Oz Education Network Ltd., and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were incurred.	Other revisions to disclosures throughout the Company's unaudited interim consolidated financial statements and notes have been made to comply with US GAAP requirements including comparative disclosures. In September 2003, the Canadian Institute of Chartered Accountants ("CICA") issued an amendment to CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". The amendment provides two alternative methods of transition to the fair-value method of accounting for stock-based employee compensation - prospective and retroactive methods. In January 2003, FASB issued Statement No. 148 "Accounting for Stock-based Compensation -Transition and Disclosure, an Amendment of FASB Statement No. 123" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-based Compensation", to provide alternative methods of transition for a voluntary change to the fair-value method of accounting for stock-based employee compensation. Both the Canadian and US amendments only apply to voluntary transitions before January 1, 2004. The Company adopted the fair-value method of accounting for stock options in the fourth quarter of 2003 under Canadian GAAP. The Company has adopted this fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003. All stock options granted prior to January 1, 2003 will continue to be accounted for under APB No. 25 "Accounting for Stock Issued to Employees" unless these stock options are modified or settled subsequent to adoption. No such election has been made under US GAAP and as a result a stock compensation expense of $753,089 would be recorded under Canadian GAAP, increasing the net loss under Canadian GAAP to $2.2 million. This and other effects on the net loss arising from differences in generally accepted accounting principles between the United States of America and Canada are outlined in note 11 to the unaudited interim consolidated financial statements.

Forward Looking Information

This MD&A contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements when you see the Company using words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "will", "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause Zi's actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in "Risk Factors". Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management on the date the statements are made. Although the Company believes that the forward-looking statements presented in this document are reasonable, Zi does not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and Zi does not assume responsibility for failure to do so. The Company does not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management's beliefs, opinions or expectations. No undue reliance should be placed on such forward-looking statements.

Overview

Zi Corporation is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business unit which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

Executive Summary of Operating Results

Three Months Ended March 31 (thousands of US$ except per share amounts)	2004	2003
Revenue	$3,029	$2,502
Gross margin	2,913	2,428
Net loss	(1,457)	(1,122)
Total assets	$9,883	$10,505
Net loss per share - basic and diluted	$(0.04)	$(0.03)
Outstanding shares, weighted average	39,375	38,006
Outstanding shares, end of period	39,493	38,014

All dollar amounts are in United States dollars and in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with the Company's unaudited interim consolidated financial statements and notes.

Critical Accounting Policies and Estimates

The preparation of the Company's financial statements requires the use of estimates and judgments that affect its reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to the Company and on various other assumptions that it believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements.

Going Concern Basis

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses on a recurring basis. On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand note payable on terms described in note 7 "Notes Payable" to the Company's unaudited interim consolidated financial statements. At present, Zi has not arranged replacement financing to repay the note and there can be no assurance that Zi will be successful in its efforts to complete such refinancing.

Continuing operations are dependent on the Company achieving profitable operations in the coming year, being able to refinance its borrowings and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to raise additional capital to meet the repayment of the note payable, increase revenue and continue as a going concern.

Software Development Costs

All research and development costs are expensed as incurred except those that qualify under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established.

Capitalized costs are amortized commencing in the period of the product's commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

Revenue Recognition

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting bulletin No. 101 of the US Securities and Exchange Commission. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition".

Under software licensing arrangements, the Company recognizes revenues - provided that: a non-cancelable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Stock-based Compensation Plan

As permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", to accounting for the grant of employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU's") in accordance with SFAS No. 123, whereby the fair value method is used and the related expense is recognized over the vesting period.

The Company has a stock-based compensation plan and has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Revenue

Total revenue for the three-months ended March 31, 2004 was $3.0 million, an increase of 21 percent or $0.5 million over first quarter revenue a year earlier. Revenue from Zi Technology and its text input applications was $3.0 million compared to $2.4 million for the same period a year ago. Other product revenue from e-Learning was $59,000 for the quarter compared to $92,000 a year earlier.

In this quarter, we earned royalties from 43 eZiText licensees compared to 30 in the same period a year earlier. In the three months ended March 31, 2004, 84 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 482 compared to 249 a year earlier.

Gross margin on revenue was $2.9 million for the first quarter of 2004, an increase of 20 percent over last year's level of $2.4 million. Gross margin this quarter is relatively unchanged at 96 percent of revenue compared to 97 percent in the first quarter of the prior year.

Operating Costs and Expenses

Selling, general and administrative expense ("SG&A") in the three months ended March 31, 2004 was $3.3 million compared to $2.1 million in the three months ended March 31, 2003. The increase of $1.2 million is due to $1.4 million in non-cash compensation expense recognized upon issuance of restricted stock units and non-employee stock options. There were no similar non-cash compensation expenses incurred in the prior year's first quarter. Excluding these non-cash expenses, SG&A decreased $0.2 million reflecting efforts to rationalize operations in order to achieve profitability and positive cash flow. Product research and development expense increased by $0.2 million year over year to $0.7 million reflecting costs associated with developing new language databases.

Depreciation and amortization decreased by $0.2 million in the first quarter of 2004 compared to the same period a year earlier. The decrease in depreciation and amortization is due to the decrease in amortization of software development costs. Also, depreciation related to capital assets decreased as expenditures on capital assets decreased in the Zi Technology core business segment. For the first quarter of 2004, other interest expense decreased $0.4 million. Other interest expense in the three month period ended March 31, 2003 included the amortized portion of deferred financing cost of $0.4 million and interest expense, both related to a note payable of $3.27 million outstanding at March 31, 2003. On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand loan payable, as further discussed in the "Liquidity and Capital Resources" section of this MD&A.

Net loss was $1.5 million for the three-month period in 2004 compared to $1.1 million a year earlier. Net loss adjusted for non-cash compensation items was $55,000. The net loss in the current period includes: $0.7 million operating profit from the Zi Technology business segment; $0.3 million loss from the e-Learning business segment; and $1.9 million loss for other corporate costs including public company operating costs and non-cash compensation expense recognized upon issuance of restricted stock units and non-employee stock options. Compared to the same period a year earlier, the Zi Technology segment operating income increased by $0.5 million from a segment operating income of $0.2 million.

Liquidity and Capital Resources

At March 31, 2004, the Company held $2.2 million in cash and cash equivalents. Cash flow applied to operations was $0.4 million in 2004 and $0.6 million in 2003. Included in the $0.4 million of cash utilized was $0.75 million representing the final scheduled installment under a settlement agreement with AOL. Excluding the AOL final payment, cash flow provided by operations was $0.34 million. The net decrease of $0.2 million in cash applied to operations between the two quarters represents, principally, increased revenue and gross margin of $0.5 million, decreased other interest expense of $0.4 million, offset by increased product research and development expense of $0.2 million, and funds applied to non-cash working capital of $0.6 million.

The Zi Technology business segment that offers the eZiText product operated at a profitable level while maintaining a modest level of investment in future technology initiatives. The Company is actively seeking to divest of the Chinese portion of Zi's e-Learning business investment.

On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand loan payable. The note payable bears interest at the prime rate plus one percent, payable monthly. The loan is secured by a first security interest in 5,000,000 shares of MLG, held by the Company. Capital requirements for the remainder of 2004 include, among other things, debt repayment and costs to carry Oztime until it is divested. The Company must raise capital in order to fund these capital items.

Risks and Uncertainties

Zi is a global company and conducts business in many countries of the world across several continents, including North America, Asia and Europe. The Company's business is subject to risks arising out of the policies of foreign governments, imposition of special taxes or similar charges by government bodies and foreign exchange fluctuations and controls. The Company tries to minimize these risks, but there can be no assurance that they can be mitigated, or that they will not have a materially adverse effect on the business.

As discussed in note 2, "Going Concern Basis of Presentation" and note

9 "Contingent Liabilities and Guarantees" to the Company's March 31, 2004 unaudited interim consolidated financial statements, continuing operations are dependent on the Company achieving profitable operations in the coming year, being able to refinance its borrowings and increase revenue and achieve profitability. The financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to raise additional capital to meet the repayment of the note payable, increase revenue and continue as a going concern.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

  Zi's continuing as a going concern due to history of operating losses and uncertainty of future profitability;

  uncertainty as to the degree of and continuing market acceptance of Zi's products and services;

  risks associated with the number, amount, timing and development of new products;

  uncertainty regarding patents, intellectual property rights and software piracy;

  variability in customer demand;

  risks associated with the contingent nature of continued performance under major sales contracts;

  rapid technological change and competition;

  risks associated with doing business in foreign countries;

  the potential for adverse developments in pending litigation;

  risks related to indemnity claims from third parties;

  risks associated with the terms of a settlement agreement and permanent injunction in respect of a US patent infringement lawsuit that has settled;

  fluctuations in foreign exchange rates;

  uncertainties associated with changes in government policy and regulation, particularly in the Peoples Republic of China ("PRC" or "China");

  adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which the Company does business;

  changes in Zi's size and structure;

  risks associated with mergers, acquisitions and dispositions;

  risks of dilutive future financings;

  the effectiveness of Zi's management and Zi's strategic relationships,

  investment risks associated with Zi's e-Learning investments;

  other risks and uncertainties that may be disclosed in the Company's various corporate disclosure documents from time to time, and;

  other risk factors detailed from time to time in the Company's periodic reports filed with the US Securities and Exchange Commission and other regulatory authorities.

Consolidated Balance Sheets

	March 31,	December 31,
(United States of America Dollars)	2004	2003
	US GAAP	US GAAP
	(unaudited)
A S S E T S	(note 3)	(note 3)
Current assets
Cash and cash equivalents	$2,169,813	$2,366,885
Accounts receivable - net allowance of $79,600 (December 31, 2003 - $507,640)	3,570,377	4,053,451
Prepayments and deposits	672,810	399,767
Total current assets	6,413,000	6,820,103
Notes receivable	2,000,000	2,000,000
Capital assets - net (note 4)	999,322	1,097,585
Intangible assets - net (note 5)	471,020	587,720
Investment in significantly influenced company (note 6)	-	-
	$9,883,342	$10,505,408
L I A B I L I T I E S A N D S H A R E H O L D E R S ' E Q U I T Y
Current liabilities
Accounts payable and accrued liabilities (note 12)	$3,679,271	$4,099,307
Deferred revenue	732,375	1,099,573
Notes payable (note 7)	1,000,000	1,000,000
Current portion of capital lease obligations	27,235	22,095
Total current liabilities	5,438,881	6,220,975

Capital lease obligations	17,923	3,340
	5,456,804	6,224,315

Contingent liabilities and going concern (notes 2 & 9)

S H A R E H O L D E R S ' E Q U I T Y
Share capital (note 8)
Unlimited number of Class A, 9% convertible, preferred shares authorized
and no shares issued or outstanding	-	-
Unlimited number of common shares, no par value, authorized, 39,492,560 (2003 - 39,371,560)
issued and outstanding	96,317,523	94,713,461
Accumulated deficit	(91,149,951)	(89,692,897)
Accumulated other comprehensive loss	(741,034)	(739,471)
	4,426,538	4,281,093
	$9,883,342	$10,505,408

See accompanying notes to consolidated financial statements.

Consolidated Statements of Loss and Deficit

Three Months Ended March 31 (unaudited) (United States of America Dollars)	2004	2003	2003
	US GAAP	US GAAP	CDN GAAP
		(note 3)

Revenue
License and implementation fees	$2,970,611	$2,410,239	$2,410,239
Other product revenue	58,686	92,185	92,185
	3,029,297	2,502,424	2,502,424

Cost of sales
License and implementation fees	94,318	60,977	60,977
Other	21,739	13,594	13,594
	116,057	74,571	74,571
Gross margin	2,913,240	2,427,853	2,427,853

Operating expenses

Selling general and administrative	(3,271,037)	(2,123,879)	(2,123,879)
Litigation and legal (note 9)	(141,008)	(103,426)	(103,426)
Product research and development	(729,652)	(541,179)	(541,179)
Depreciation and amortization	(219,045)	(416,307)	(416,307)
Foreign exchange gain	-	-	63,387

Operating loss before undernoted	(1,447,502)	(756,938)	(693,551)
Interest on long term debt	(332)	(3,871)	(3,871)
Other interest	(14,925)	(370,647)	(370,647)
Interest income and other income	5,705	9,378	9,378
Equity interest in loss of significantly influenced company (note 6)	-	-	-
Net loss	(1,457,054)	(1,122,078)	(1,058,691)
Deficit, beginning of period	(89,692,897)	(86,761,788)	(63,289,803)
Deficit, end of period	$(91,149,951)	$(87,883,866)	$(64,348,494)
Basic and diluted loss per share	$(0.04)	$(0.03)	$(0.03)
Weighted average common shares	39,375,382	38,006,031	38,006,031
Common shares outstanding, end of period	39,492,560	38,014,250	38,014,250

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Three Months Ended March 31 (unaudited) (United States of America Dollars)	2004	2003
	US GAAP	US GAAP	CDN GAAP
		(note 3)

Net cash flow used in operating activities:
Net loss	$(1,457,054)	$(1,122,078)	$(1,058,691)
Items not affecting cash:
Loss on dispositions of capital assets	152	-	-
Depreciation and amortization	219,045	416,308	416,308
Non-cash consultant compensation	435,157	-	-
Non-cash compensation expense	966,858	-	-
Non-cash interest expense	-	50,517	50,517
Decrease (increase) in non-cash working capital (note 12)	(577,203)	97,730	97,730
Cash flow used in operating activities	(413,045)	(557,523)	(494,136)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	202,047	243,181	243,181
Settlement of note payable	-	(30,000)	(30,000)
Payment of capital lease obligations	19,723	(25,082)	(25,082)
Cash flow from (used in) financing activities	221,770	188,099	188,099

Cash flow from (used in) investing activities:
Purchase of capital assets	(854)	(158)	(158)
Proceeds from capital dispositions	-	2,451	2,451
Software development costs	(3,380)	(7,454)	(7,454)
Cash flow from (used in) investing activities	(4,234)	(5,161)	(5,161)

Effect of foreign exchange rate changes on cash and cash equivalents	(1,563)	63,387	-
Net cash outflow	(197,072)	(311,198)	(311,198)
Cash and cash equivalents, beginning of period	2,366,885	3,386,532	3,386,532
Cash and cash equivalents, end of period	$2,169,813	$3,075,334	$3,075,334
Non cash financing activity
Equipment acquired under capital lease	$29,188	$-	$-

Components of cash and cash equivalents
Cash	$2,169,813	$3,075,334	$3,075,334
Cash equivalents	$-	$-	$-

Supplemental cash flow information
Cash paid for interest	$15,257	$374,518	$374,518

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements

For the Three Months Ended March 31, 2004

1 NATURE OF OPERATIONS

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

2 GOING CONCERN BASIS OF PRESENTATION

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses on a recurring basis. On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand note payable on terms described in note 7. At present, Zi has not arranged replacement financing to repay the note and there can be no assurance that Zi will be successful in its efforts to complete such refinancing.

Continuing operations are dependent on the Company achieving profitable operations in the coming year, being able to refinance its borrowings and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to raise additional capital to meet the repayment of the note payable, increase revenue and continue as a going concern.

3 SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 11. They do not include all disclosures required by generally accepted accounting principles required for annual financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2003, which were prepared in US GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these interim financial statements. Effective March 31, 2004, the Company initiated reporting in US dollars, with comparative periods restated to US dollars.

Historically, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP and Canadian dollars with annual reconciliation of the Company's financial position and results of operations to US GAAP. Management elected to report in accordance with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America. As such, as required under Canadian securities legislation, the previously filed 2003 interim consolidated financial statements were refiled to reflect the effects of the change to US GAAP.

As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company re-established the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders' equity as at March 31, 2004 and December 31, 2003. In addition, costs of start-up activities and organizational costs are expensed as incurred under US GAAP. Previously capitalized start-up costs recorded in 1999, related to the start-up of Beijing Oz Education Network Ltd., and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were incurred.

Other revisions to disclosures throughout the consolidated balance sheets, statements of loss and cash flow and notes have been amended to comply with US GAAP requirements, including comparative disclosures.

Note 11 includes explanations of material differences to Canadian GAAP, a reconciliation of net loss under US GAAP to net loss using Canadian GAAP for all periods presented and relevant Canadian GAAP disclosure not already reflected in these financial statements.

Comprehensive loss

SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company's total comprehensive net income was as follows:

Three Months Ended March 31	2004	2003
Other comprehensive income (loss)
Foreign currency gain (loss)	$(1,563)	$63,387
Other comprehensive income (loss)	(1,563)	63,387
Net loss for the period	(1,457,054)	(1,122,078)
Comprehensive net loss for the period	$(1,458,617)	$(1,058,691)

Stock options and restricted stock units

At March 31, 2004, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

Under the terms of the Stock Option Plan, options and restricted stock units ("RSU's") may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company's shares on the day preceding the date of grant. The options and RSU's are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", in accounting for the grant of the Company's employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for RSU's in accordance with SFAS No. 123, whereby the fair value method is used and the related expense is recognized over the vesting period.

Under SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an Amendment of the Financial Accounting Standards Board ("FASB") Statement No. 123", companies that elect a method other than the fair value method of accounting are required to disclose pro forma net loss and loss per share information, using an option pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Had compensation cost for the Company's employee Stock Option Plan been determined by this method, Zi's net loss and loss per share would have been as follows:

Three Months Ended March 31	2004	2003
Net loss:
As reported	$(1,457,054)	$(1,122,078)
Stock compensation expense	(567,378)	(723,398)
Pro forma net loss	(2,024,432)	(1,845,476)
Net loss per common share:
As reported, basic and diluted	$(0.04)	$(0.03)
Stock compensation expense, basic and diluted	(0.01)	(0.02)
Pro forma net loss per share, basic and diluted	$(0.05)	$(0.05)
Employee stock options issued during period	681,500	210,000
Weighted average fair value of options granted during the period	$1.20	$1.56

The foregoing information is calculated in accordance with the Black-Scholes model, using the following data and assumptions:

Three Months Ended March 31	2004	2003
Risk free interest rate	3.527%	3.771%
Expected life in years	5.0	3.0
Expected dividend yield	0%	0%
Volatility	45%	88%

  4 CAPITAL ASSETS

		Accumulated	Net book
	Cost	amortization	value
March 31, 2004
Computer and office equipment	$2,815,886	$1,937,618	$878,268
Leasehold improvements	230,288	109,234	121,054
	$3,046,174	$2,046,852	$999,322
December 31, 2003
Computer and office equipment	$2,788,800	$1,834,204	$954,596
Leasehold improvements	581,664	438,675	142,989
	$3,370,464	$2,272,879	$1,097,585

5 INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	amortization	value
March 31, 2004
Patent	$515,256	$242,373	$272,883
Software development costs	6,141,542	5,943,405	198,137
	$6,656,798	$6,185,778	$471,020
December 31, 2003
Patent	$605,234	$318,788	$286,446
Software development costs	11,963,682	11,662,408	301,274
Acquired software licenses	58,346	58,346	-
	$12,627,262	$12,039,542	$587,720

6 EQUITY INTEREST IN SIGNIFICANTLY INFLUENCED COMPANY

The Company holds a 45 percent interest in MLG received upon the disposition of Magic Lantern Communications Ltd. on November 7, 2002. The Company's proportionate share of the loss from MLG operations for the three-months ended March 31, 2004 has not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss.

7 NOTES PAYABLE

On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand loan payable. The note payable bears interest at the prime rate plus one percent, payable monthly. The loan is secured by a first security interest in 5,000,000 shares of MLG, held by the Company.

On December 5, 2002, the Company borrowed $3,300,000 (before deduction for fees and expenses) through the issuance of a note payable. The note payable, with interest at 12 percent per annum, was due March 5, 2003, extended to April 30, 2003 and subsequently to May 7, 2003, at which time it was settled in full. The lender was issued 100,000 share purchase warrants upon funding, which were exercisable at one common share to one share purchase warrant for a price of CDN$3.62 per share (note 8). A commitment fee of $300,000 was paid upon funding. The first extension terms included a four percent extension fee of $130,800 paid upon funding. The note was secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer who is also a director of the Company and a share pledge agreement by the Company which pledged and granted a first security interest in 29,750,000 shares of MLG, held by the Company.

  8 SHARE CAPITAL

Capital stock

	Shares		Additional
	outstanding	Amount	paid-in
Common shares outstanding - December 31, 2003	39,371,560	$93,957,652	$755,809
Exercise of options	121,000	202,047
Issuance of RSU's			966,858
Issuance of non-employee stock options			435,157
Common shares outstanding - March 31, 2004	39,492,560	$94,159,699	$2,157,824

Common share warrants

During the three months ended March 31, 2004, 121,000 stock options were exercised for proceeds of $202,047. During the three months ended March 31, 2003, 1,081,500 stock options were granted by the Company and as at March 31, 2004, the Company has a total of 5,851,833 outstanding options, which expire over a period of one to five years. The Company entered into a Financial Advisory Services Agreement effective January 9, 2004 with an unrelated third party. The agreement stipulates that the third party shall provide to the Company management and consulting services for a period of one year from the date of the agreement. As consideration for these services, the Company has granted 400,000 stock options with each option exercisable through the purchase of one common share at a price of CDN$3.25. The options vest immediately and expire, if unexercised five years from the date of grant. The Company has accounted for these options in accordance with SFAS No. 123 and has recognized as part of selling, general and administrative expense $435,157 calculated by using the Black-Scholes option pricing model.

During the three month period ended March 31, 2004, 250,000 RSU's were granted by the Company for a total of 378,571 RSU's outstanding at March 31, 2004. The restricted stock units vested upon granting and expire in five years from the date of grant. The Company has recorded in the three month period ended March 31, 2004, as part of selling, general and administration expense, $966,858 of compensation expense related to these outstanding RSU's calculated by using the Black-Scholes option pricing model.

At December 31, 2003, the Company had 500,000 share purchase warrants outstanding. On June 19, 2003, the Company completed a private placement of 1.0 million units priced at $2.00 per unit for net proceeds of $1,968,610. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006 at an exercise price of $2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

9 CONTINGENT LIABILITIES AND GUARANTEES

The $9 million damages judgement awarded to Tegic Communications Inc. was settled pursuant to a written settlement agreement with AOL Time Warner dated December 6, 2002 and a consent judgement dated December 20, 2002. Settlement costs were included as part of legal and litigation costs in 2002 and $0.75 million was paid on January 2, 2004.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

From time to time the Company enters into certain types of contracts that require it to indemnify parties against possible third party claims particularly when these contracts relate to licensing agreements. On occasion the Company may provide indemnities. The terms of such obligations vary and generally, a maximum is not explicitly stated. Because the financial obligations in these agreements are often not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these indemnification obligations. The Company's management actively monitors the Company's exposure to the above risks and obtains insurance coverage to satisfy potential or future claims as necessary.

10 SEGMENTED INFORMATION

The Company's primary operations are located in North America. The Company operates four reportable geographic segments through three reportable business units:

		Revenue
		License and	Software		Operating
Three Months Ended March 31		implementation fees	and other	Total	profit (loss)
2004	Zi Technology	$2,970,611	$-	$2,970,611	$705,569
	e-Learning	-	58,686	58,686	(275,027)
	Other	-	-	-	(1,878,044)
	Total	$2,970,611	$58,686	$3,029,297	$(1,447,502)
2003	Zi Technology	$2,410,239	$-	$2,410,239	$244,009
	e-Learning	-	92,185	92,185	(275,031)
	Other	-	-	-	(725,916)
	Total	$2,410,239	$92,185	$2,502,424	$(756,938)

				March 31,	December 31,
Identifiable assets				2004	2003
	Zi Technology			$3,835,435	$5,481,518
	e-Learning			1,264,057	652,131
	Other			4,783,850	4,371,759
	Total			$9,883,342	$10,505,408
Other includes unallocated segment expenses such as legal fees, public company costs, and head office costs.

		Revenue
		License and	Software		Operating
Three Months Ended March 31		implementation fees	and other	Total	profit (loss)
2004	Canada	$1,588,713	$3,248	$1,591,961	$(1,538,410)
	China	835,130	55,438	890,568	17,814
	USA	546,768	-	546,768	124,914
	Other	-	-	-	(51,820)
	Total	$2,970,611	$58,686	$3,029,297	$(1,447,502)
2003	Canada	$754,657	$4,268	$758,925	$(818,280)
	China	690,810	87,917	778,727	(234,553)
	USA	964,772	-	964,772	321,364
	Other	-	-	-	(25,469)
	Total	$2,410,239	$92,185	$2,502,424	$(756,938)

	March 31,	December 31,
Identifiable assets	2004	2003
Canada	$8,215,287	$6,709,051
China	651,667	2,878,987
USA	872,856	764,637
Other	143,532	152,733
Total	$9,883,342	$10,505,408

11 SUMMARY OF MATERIAL DIFFERENCES BETWEEN US GAAP AND CANADIAN GAAP

The consolidated financial statements, prepared in accordance with US GAAP, conform to those generally accepted in Canada ("Canadian GAAP"), in all material respects, except as set forth below. The Company's consolidated balance sheets, statements of loss and cash flows were presented in Canadian dollars using Canadian GAAP in 2002 and all previous periods.

Share capital

Under Canadian GAAP, the December 31, 1997 stated capital of the Company was reduced by its December 31, 1996 deficit of $24,339,036. US GAAP does not allow for such restatement. This reclassification has no effect on net shareholders' equity as at December 31, 2002 and March 31, 2003.

Foreign currency translation

Under Canadian GAAP, the Company, on a consolidated basis, is required to translate the accounts of its subsidiaries to Canadian dollars using the temporal method. The accounts of the Company's integrated operations in foreign subsidiaries are translated into US dollars using the temporal method whereby monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at applicable historical rates. The resulting foreign exchange gain or loss on translation is included as part of the calculation of the net loss as compared to inclusion as part of other comprehensive income disclosed in note 3 under US GAAP.

Consolidated statement of loss
The application of Canadian GAAP would have the following effects on net loss as reported:
Three Months Ended March 31	2004	2003
Net loss as reported in accordance with US GAAP	$(1,457,054)	$(1,122,078)
Adjustments:
Foreign exchange gain	(1,563)	63,387
Stock option compensation expense	(753,089)	-
Total adjustments	(754,652)	63,387
Net loss under Canadian GAAP	$(2,211,706)	$(1,058,691)
Loss per share under Canadian GAAP	$(0.06)	$(0.03)

Shares outstanding used to compute per share figures under Canadian GAAP are as follows:

Three Months Ended March 31	2,004	2,003
Weighted average number of shares	39,375,382	38,006,031

Stock-based compensation

Effective January 1, 2002, under Canadian GAAP, the Company is required to adopted Section 3870, "Stock-based Compensation and Other Stock-based Payments", which recommends that awards to employees be valued using the fair value method of accounting. These rules also require that companies account for stock appreciation rights ("SARs") and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

Under Canadian GAAP, the Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Under CICA 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Unlike under US GAAP (note 3), these rules do not apply to awards existing prior to 2002 except for those awards that call for settlement in cash or other assets.

In September 2003, the CICA issued an amendment to CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". The amendment provides two alternative methods of transition to the fair-value method of accounting for stock-based employee compensation - prospective and retroactive methods. In January 2003, FASB issued Statement No. 148 "Accounting for Stock-based Compensation -Transition and Disclosure, an Amendment of FASB Statement No. 123" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-based Compensation", to provide alternative methods of transition for a voluntary change to the fair-value method of accounting for stock-based employee compensation. Both the Canadian and US amendments only apply to voluntary transitions before January 1, 2004. The Company adopted the fair-value method of accounting for stock options in the fourth quarter of 2003. The Company has adopted the fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003. All stock options granted prior to January 1, 2003 will continue to be accounted for under APB No. 25 "Accounting for Stock Issued to Employees" unless these stock options are modified or settled subsequent to adoption.

Under the fair value method, the pro forma effect on the Company's net loss and net loss per share is as follows:

Compensation costs

Three Months Ended March 31	2003
Net loss	$(1,122,078)
Add: Stock compensation expense	(723,398)
Net loss, pro forma	$(1,845,476)

Basic net loss per share	$(0.03)
Add: Stock compensation expense	(0.02)
Basic net loss per share, pro forma	$(0.05)

Consolidated balance sheets
The application of Canadian GAAP would have the following effects on balance sheet items as reported:
	Three Months Ended	Year Ended
Shareholders' equity	March 31, 2004	December 31, 2003
Shareholders' equity under Canadian GAAP, beginning of period	$1,703,335	$3,500,823
Share capital issued and contributed surplus	1,604,062	3,548,926
Net loss	(1,457,054)	(2,931,109)
Adjustments to net loss for the period under Canadian GAAP	(754,652)	(2,415,305)
Shareholders' equity under Canadian GAAP, end of period	$1,095,691	$1,703,335

12 SUPPLEMENTAL FINANCIAL INFORMATION

Accounts payable and accrued liabilities
The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities	March 31, 2004	December 31, 2003
Trade accounts payable	$761,769	$442,788
Litigation and legal	1,120,744	2,037,643
Compensation	1,282,190	1,118,735
Other accrued liabilities	514,568	500,141
Total	$3,679,271	$4,099,307

Non-cash working capital
The following balances are included as part of non-cash working capital:

Non-cash working capital
Three Months Ended March 31	2004	2003
Accounts receivable	$483,074	$(221,883)
Work-in-progress and inventory	-	(76)
Prepayments and deposits	(273,043)	251,657
Accounts payable and accrued liabilities	(420,036)	(46,943)
Deferred revenue	(367,198)	114,975
(Decrease) increase in non-cash working capital	$(577,203)	$97,730

Loss per share

For the three months ended March 31, 2004, anti-dilutive stock options, warrants and performance based escrowed shares of 6,765,404 have been excluded in the calculation of diluted loss per share (March 31, 2003 - 4,917,200).

13 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

Corporate Information

Directors	Additional information is available on the Company's website or by contacting:

Derrick R. Armstrong
Director	Investor Relations
	T	403.233.8875
Howard R. Balloch	F	403.233.8878
Director	E	investor@zicorp.com
	W	www.zicorp.com
Donald Hyde
Director	Banker
HSBC Bank Canada
Michael E. Lobsinger
Chairman of the Board	Legal Counsel
Borden Ladner Gervais LLP
Rod M. Love	Barristers and Solicitors
Director
Auditor
Thompson MacDonald	Deloitte & Touche LLP
Director
Transfer Agent
Michael Mackenzie	Olympia Trust Company
Director
Stock Exchange Listing
Senior Management Team	Nasdaq: ZICA
Toronto Stock Exchange: ZIC
Mike Donnell
President and Chief Executive Officer

Dale Kearns
Chief Financial Officer

2100, 840 - 7 Avenue SW Calgary, Alberta Canada T2P 3G2
P (403) 233-8875
F (403) 233-8878
W www.zicorp.com